KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

April 6, 2009

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attn:	Song P. Brandon, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions

Re:	Federal Signal Corporation
Amended Preliminary Proxy Statement on Schedule 14A filed on March 30, 2009
Filed by Warren B. Kanders, Steven R. Gerbsman and Nicholas Sokolow
File No. 1-06003

Dear Ms. Brandon:

We are submitting today in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, the Definitive Proxy Statement on Schedule 14A (“Proxy Statement”) filed by Warren B. Kanders, Steven R. Gerbsman and Nicholas Sokolow (the “Kanders Group”) with respect to the 2009 Annual Meeting of Federal Signal Corporation (the “Company”).

The Proxy Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated April 3, 2009 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are responses of the Kanders Group to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

We trust that the above discussion adequately responds to the questions raised. Thank you for your attention to these matters.

Please feel free to contact me at (212) 519-5125 with any questions regarding the foregoing.

Very truly yours,

/s/ Aris Haigian
Aris Haigian

Enclosures

cc:	Song P. Brandon
Warren B. Kanders
Steven R. Gerbsman
Nicholas Sokolow

Schedule A

Responses of the Kanders Group to the

Commission Staff Comment Letter dated April 3, 2009

PRRN14A Filed March 30, 2009

Background and Certain Contacts with the Company, page 5

1.

We note your response to comment 5 and your supplemental materials. In particular, we sought supplemental support for your assertion that independent analysts believed the sale price of E-ONE was inadequate. We note the supplemental materials attached in Appendix E and F. However, it is not clear how these articles support your claim with respect to the adequacy of the sale price. Please explain supplementally, or revise or delete the assertion in your proxy statement.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised pages 3 and 7 of the Proxy Statement to remove any language that asserts that independent analysts believed the sale price of E-ONE was inadequate.

Appendix A

2.

We note your disclosure in the last sentence of the introductory paragraph that “Mr. Kanders subsequently hypothecated such shares to a commercial bank, as customary collateral to secure a line of credit.” Item 5(b)(1)(viii) of Schedule 14A provides that a participant involved in a solicitation subject to Rule 14a-12(c) state whether the participant is or was within the past year a party to any contract, arrangement or understanding with any other person with respect to any securities of the registrant, including any loan arrangements. If the loan arrangement exists, the participant is required to identify the parties to the loan arrangement, and the details related to the arrangement. Please revise your disclosure accordingly, or advise.

The Kanders Group notes the Staff’s comment and, in response to this comment, has revised page A-1 of the Proxy Statement to identify the parties to the line of credit described on page A-1 of the Proxy Statement as well as the details related to such line of credit.

A-1